Filed by Masisa S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Masisa S.A.
Registration Statement File No.: 333-123459

NEWS RELEASE

For further information contact:
Marcelo Padilla	Maria Barona / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8443	(212) 406-3690/1
marcelo.padilla@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA S.A. ANNOUNCES ITEMS TO BE DISCUSSED AT
ANNUAL SHAREHOLDERS’ MEETING AND
EXTRAORDINARY SHAREHOLDERS’ MEETING

Santiago, Chile, March 28, 2005 --.MASISA S.A. (“Masisa” or “the Company”) (NYSE: MYS), Latin America’s leading particleboard, MDF and OSB manufacturer, today announced the items to be discussed during the Annual Shareholders’ Meeting and the Extraordinary Shareholders’ Meeting, to be held on April 12, 2005 at 10:00 AM and 12:00 PM, respectively, at the Company’s offices at Jose Manuel Balmaceda N° 8050, Valdivia, Chile.

With respect to the annual shareholders’ meeting, shareholders will be informed of and shall vote on the following matters:

a)

Review of Masisa’s situation, review of the External Auditor’s report, approval of Masisa’s 2004 Annual Report and approval of the Individual and Consolidated Financial Statements of the Company as of December 31, 2004.

b)	Determination of the compensation of the Board of Directors.
c)	Determination of the compensation and budget of the Committee of Directors.
d)	Appointment of External Auditors and Credit Risk Agents for fiscal year 2005.
e)	Distribution of 2004 fiscal year profits, explanation of dividend policy and of the security measures and payment procedures.
f)	Announce the resolutions adopted by the Board of Directors as referred to in Article N°44 of publicly-listed company regulations.
g)	Other matters that will not be discussed at the Extraordinary Shareholders’ Meeting.

With respect to the extraordinary shareholders’ meeting, shareholders will be informed of and shall vote on the following matters:

1.

To approve the merger by absorption of Masisa into Terranova S.A. (“Terranova”). As a consequence of the merger, Terranova, as the surviving entity, will acquire the assets and assume the liabilities of Masisa at their book value on the audited balance sheet and other audited financial statements as of December 31, 2004, will succeed Masisa in all of its rights and obligations and will incorporate the equity and shareholders of Masisa into Terranova, resulting in the automatic dissolution of Masisa. If approved, the merger will be accounted for as of January 1, 2005.

2.	To approve the following documents, which will serve as the basis for the proposed merger:

  The financial statements of Masisa and Terranova, as of December 31, 2004, audited by PricewaterhouseCoopers as external auditors to both companies; and
  The expert reports (informe pericial) prepared in accordance with article 99 of the Chilean Corporations Law.

3.	To approve the exchange ratio of 2.56 shares of Terranova common stock for each share of Masisa.

4.

To approve Terranova’s amended bylaws, which will consist of the existing bylaws of Terranova, amended by the text received by Terranova’s Board of Directors, also to be approved by Terranova’s shareholders at its shareholder meeting that is called to approve the proposed merger.

5.

To inform the shareholders that as a consequence of the merger, Masisa’s current American Depositary Share (“ADS”) program, listed on the New York Stock Exchange, will be terminated and that its ADSs will be replaced with new Terranova ADSs expected to be listed on the New York Stock Exchange under the symbol “MYS”.

6.

To adopt all other resolutions deemed necessary to consummate the merger on the terms and conditions ultimately approved by the shareholders and to grant full authority, and all powers of attorney deemed necessary to the Board of Directors to do all things necessary to legalize, consummate and effect the merger resolutions and all other resolutions adopted by the shareholders.

Additional Information and Where to Find It
In connection with the proposed merger, Terranova S.A. has filed a registration statement on Form F-4 that includes an information statement/prospectus and related materials and both Terranova S.A. and Masisa S.A. may file other relevant documents. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the information statement/prospectus and other documents filed by Terranova S.A. or Masisa S.A. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the information statement/prospectus, as well as Terranova’s related filings with the SEC, may also be obtained from Terranova by directing a request to Terranova S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations, or by telephone at +56-2-350-6000. Free copies of any document filed by Masisa S.A. may also be obtained from Masisa by directing a request to Masisa S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations. or by telephone at +56-2-707-8800.

Forward-Looking Information
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future circumstances, industry conditions and company performance. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to Terranova and Masisa, are intended to identify forward-looking statements. Statements regarding synergies of the merged companies, future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause planned actions by Terranova or Masisa, and the actual results or either company, to differ materially from current expectations.

***********
The following are free English translations of the announcements published on the Austral on March 28th, 2005.

MASISA S.A. Listed Company Securities Registration No. 132

ANNUAL SHAREHOLDERS MEETING

Upon resolution of the Board of Directors and in accordance with the provisions of Law No. 18,046, shareholders of Masisa S.A. (“Masisa” or “the Company”) are hereby called to the company’s Annual Shareholders Meeting (“Meeting”), to be held on April 12th 2005, at 10:00 AM in the facilities of the company located at Jose Manuel Balmaceda N°8050, Valdivia, Chile. Shareholders will be informed of and shall decide regarding the following matters:

a)

Review of Masisa’s situation, review of the External Auditor’s report, approval of Masisa’s 2004 Annual Report and approval of the Individual and Consolidated Financial Statements of the Company as of December 31st 2004.

b)	Determination of the remuneration of the Board of Directors.
c)	Determination of the remuneration and budget of the Committee of Directors.
d)	Appointment of External Auditors and Credit Risk Agencies for fiscal year 2005.
e)	Distribution of fiscal year 2004 profits, explanation of dividend policy and of the security measures and payment procedures.
f)	Inform the Board of Directors resolutions referred to in Article N°44 of publicly listed companies.
g)	Other matters that are not of the competence of Extraordinary Shareholders Meetings.

Annual Report Delivery
Article 75 of Law No. 18,046 and “Circular No. 1,108” of the Superintendencia de Valores y Seguros, establish that the Company is allowed to limit the delivery of the Annual Report to 35% of all the Shareholders with an investment of UF120 or more. Notwithstanding the foregoing, those shareholders that do not reach the above threshold may request a copy of the Annual Report, which shall be submitted shortly. Additionally, the Company counts with a sufficient number of these documents in its offices located in Jose Manuel Balmaceda No. 8050, Valdivia and in Avenida Apoquindo No. 3650 floor 10, Las Condes – for review by the shareholders that desire to do so.

Financial Statements Publication
We hereby communicate the shareholders that a summary of the Company’s Consolidated Financial Statements as of December 31st, 2004 will be published in Valdivia’s “Diario Austral” newspaper on March 30th, 2005.

Attendance
In compliance with the Law, the mentioned meeting may be attended by those Shareholders who appear on the Shareholders records list, five business days prior to the Annual Shareholders Meeting.

Qualification of Power-of-Attorney
The process for the qualification of proxies, if applicable, will be conducted on the same day as the meeting, at the place and time indicated for the commencement of each meeting. For the convenience of the shareholders, they are kindly requested to submit their powers of attorney on April 12th 2004, as of 09:30 AM at Jose Manuel Balmaceda No. 8050, Valdivia.

THE CHAIRMAN

MASISA S.A. Listed Company Securities Registration No. 132

EXTRAORDINARY SHAREHOLDERS MEETING

Upon the resolution by the Board of Directors and in accordance with the provisions of Law No. 18,046, the shareholders of Masisa S.A. (“Masisa”) are hereby called to an Extraordinary Meeting (“Meeting”) to be held on April 12th, 2005, at 12:00 AM, at the offices located at J.M. Balmaceda 8050, Valdivia, Chile, for the following purposes:

1.

To approve the merger by absorption of Masisa into Terranova S.A. (“Terranova”). As a consequence of the merger Terranova, as the surviving entity, will acquire the assets and assume the liabilities of Masisa at their book value on the audited balance sheet and other audited financial statements as of December 31, 2004, and will succeed Masisa in all of its rights and obligations and will incorporate the equity and shareholders of Masisa into Terranova, resulting in the automatic dissolution of Masisa. If approved, the merger will be accounted for as of January 1, 2005.

2.	To approve the following documents which will serve as the basis for the proposed merger:

  The financial statements of each of Masisa and Terranova, as of December 31, 2004, audited by PricewaterhouseCoopers as external auditors to each company; and
  The expert reports (informe pericial) prepared in accordance with article 99 of the Chilean Corporations Law.

3.	To approve the exchange ratio of 2.56 shares of Terranova common stock for each share of Masisa.

4.

To approve the amended bylaws of Terranova which will consist of the existing bylaws of Terranova, amended by the text received by the Board of Directors from Terranova, also to be approved by Terranova’s shareholders at the Terranova shareholders meeting called to approve the proposed merger.

5.

To inform the shareholders that as a consequence of the merger, the current American depositary receipt program of Masisa listed on the New York Stock Exchange, will be terminated and that the Masisa American depositary shares (“ADSs”) will be replaced with new ADSs of Terranova listed on the New York Stock Exchange under the symbol “MYS”.

6.

To adopt all other resolutions deemed necessary to consummate the merger on the terms and conditions ultimately approved by the shareholders and to grant full authority, and all powers of attorney deemed necessary, to the Board of Directors to do all things necessary to legalize, consummate and effect the merger resolutions and all other resolutions adopted by the shareholders.

Withdrawal Rights (Derecho a Retiro)
In accordance with Law No. 18,046 on Corporations and the Regulations thereunder, if the merger as proposed by the Board of Directors of the Corporation is approved, shareholders that dissent from the merger proposal will have the right to withdraw from the Corporation in accordance with the above referenced law, within the 30 days following the Extraordinary Shareholders Meeting called by this Notice. This right of withdrawal will expire on May 29th, 2005. A dissenting shareholder is any shareholder who attends the Meeting and votes against the resolutions adopted at the meeting, or who is not present at the meeting but who notifies the Corporation in writing within 30 days of the shareholders meeting of his opposition to the merger as approved at the shareholders meeting.

The Board of Directors of Masisa S.A. reserves the right to call a new Extraordinary Shareholders Meeting of the Corporation, to be held within the period provided for in article 71 of Law No. 18,046, so that the shareholders may revoke or ratify resolutions which gave rise to the right of withdrawal. Such a meeting would be called if the opinion of the Board of Directors an excessive amount of shares were withdrawn from the Corporation. If the resolutions approving the merger are revoked, the right to withdraw from the Corporation will expire.

Participation at the Meeting
In accordance with applicable law, the holders of shares registered in the Shareholders Registry Book five days prior to the date of the meeting, shall be entitled to participate at that meeting.

Qualification of Powers of Attorney
The process for the qualification of proxies, if applicable, will be conducted on the same day as the meeting, at the place and time indicated for the commencement of each meeting. For the convenience of the shareholders, they are kindly requested to submit their powers of attorney on the date of the meeting, at the place of the meeting half-hour before the meeting begins.

THE CHAIRMAN

Additional Information and Where to Find It
In connection with the proposed merger, Terranova S.A. has filed a registration statement on Form F-4 that includes an information statement/prospectus and related materials and both Terranova S.A. and Masisa S.A. may file other relevant documents. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the information statement/prospectus and other documents filed by Terranova S.A. or Masisa S.A. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the information statement/prospectus, as well as Terranova’s related filings with the SEC, may also be obtained from Terranova by directing a request to Terranova S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations, or by telephone at +56-2-350-6000. Free copies of any document filed by Masisa S.A. may also be obtained from Masisa by directing a request to Masisa S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations. or by telephone at +56-2-707-8800.

Forward-Looking Information
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future circumstances, industry conditions and company performance. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to Terranova and Masisa, are intended to identify forward-looking statements. Statements regarding synergies of the merged companies, future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause planned actions by Terranova or Masisa, and the actual results or either company, to differ materially from current expectations.